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                                                     Filed by OTG Software, Inc.
                                                  Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed filed
                                               pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                             Subject Company: OTG Software, Inc.
                                                  Commission File No.: 000-29809



This filing relates to a planned merger between OTG Software, Inc. ("OTG"), and Orion Merger Sub Corp. ("Orion"), a wholly owned subsidiary of Legato Systems, Inc. ("Legato"), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 20, 2002 (the "Merger Agreement"), by and among Legato, Orion and OTG. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OTG on February 22, 2002, and is incorporated by reference into this filing.

Following is a form of letter distributed by Richard Kay, OTG's Chairman, President and Chief Executive Officer, to OTG channel partners on the evening of March 5, 2002.


Dear _________,


It is hard to believe that a week or so has flown by since we announced our Legato-OTG deal. But, with all the excitement, I wanted to touch base again and provide you with an update.

First of all, Legato's CEO David Wright, as well as all Legato executive management, continue to be outstanding in their response to any and all partner issues and questions. For example, there have been some general questions about content management given Legato's history of being a predominantly storage software company. However, from the outset, content management and messaging were two of the most compelling reasons why Legato wanted to acquire OTG in the first place.

Let me share with you some of what I discussed this past Friday with hundreds of Legato's investors and analysts. ApplicationXtender, WebXtender, and EmailXtender, to name a few of our products, are the content engines that feed storage. Legato has been searching for exactly these sorts of application focused products to complement its core data protection and availability technology. So, support for OTG products and development of additional functionality to meet market needs will remain strong.

Legato has also been looking to build a substantial channel sales organization, and has been slowly moving from a direct sales model to a channel model. Building a stronger channel is one of their most important corporate goals over the next 2-5 years. Remember too that their channel is focused on high-end backup and restore, which does not compete with OTG or our partners. With you, our OTG channel partners, we bring integrated solutions for content, storage and messaging management from the department to the enterprise.

In fact, we anticipate Legato developing special programs for you to sell backup and restore solutions to your customers. Every customer that you service needs backup and data protection technology. Selling DiskXtender's powerful storage management abilities with the best backup, data protection and availability solutions on the market is a great opportunity. And you can start selling Legato technology right away, just let us know. We, and Legato, have never been more committed to partnering with you, meeting your needs and taking advantage of all the opportunities ahead of us.



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So what is changing over time? We'll have more ways to grow sales, more integrated solutions that scale to the enterprise, and a stronger customer focus than ever before. Legato's business is built on an uncompromising commitment to both customers and partners. For example, technical support is one of their biggest areas of focus with 87% customer and partner satisfaction, one of the highest in the industry.

And who is the team that will make this happen? The same OTG people you know today. As a business unit of Legato, we will continue to strengthen and build our content, messaging and storage team as we always have. Please come see us at AIIM this week in San Francisco. We will be hosting a reception for partners at [omitted] on Wednesday, March 6th at 4:00 p.m., and will be speaking on the Email Management Vendor Panel at [omitted].

We're also looking forward to the best Partner Conference ever, coming up [omitted] in [omitted] at the [omitted], and to seeing you there. (Registration and details to come shortly).

But most importantly, please call me directly at [omitted] to discuss any concerns or issues you may have. I want to ensure that you have all of the information and answers you need to fully take advantage of what will be the next generation of OTG, a bigger and better one. Feel free to also email partner@otg.com to address any of your merger related questions. We are completely focused on you, serving your customers, and succeeding together.

Thanks again for being a part of OTG and I look forward to hearing from you.

Warm Regards,

Rick

cc:

David B. Wright

Grant Wagner


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The offer and sale of shares of Legato common stock in connection with the merger will be registered with the SEC. That registration statement on Form S-4 has not been filed as of the date of this filing and once filed copies may be obtained from either Legato or OTG or at the SEC's website www.sec.gov. The
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registration statement will contain important information as to how the merger will affect investments in shares of either Legato or OTG and interested persons should carefully read that registration statement in its entirety.



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Legato, OTG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Legato and OTG in favor of the merger agreement. The directors and executive officers of Legato and their beneficial ownership of Legato common stock are set forth in the most recent proxy statement filed by Legato with the SEC. The directors and executive officers of OTG and their beneficial ownership of OTG common stock are set forth in the most recent proxy statement filed by OTG with the SEC. You may obtain those proxy statements free of charge at the SEC's website, www.sec.gov. Security holders of Legato and OTG may obtain additional
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information regarding the interests of the foregoing people by reading the registration statement when it becomes available.